FILE NO. 82-5078

(Excerpt translation)

THE 52ND BUSINESS YEAR

(April 1, 2003 to March 31, 2004)

REPORT OF THE SETTLEMENT OF ACCOUNTS FOR THE SIX MONTH PERIOD ENDED SEPTEMBER 30, 2003

(April 1, 2003 to September 30, 2003)

FUNAI ELECTRIC CO., LTD.

November 12, 2003
FUNAI ELECTRIC CO., LTD. [Outline]

OUTLINE OF THE SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2004

November 12, 2003
Resolved at the meeting of the Board of Directors

1. Consolidated operating results:

	Current interim period (From April 1, 2003 to September 30, 2003)		Previous interim period (From April 1, 2002 to September 20, 2002)		Rate of increase or decrease
Net sales	¥155,038 million	100.0%	¥163,711 million	100.0%	(5.3%)
Operating income	¥18,292 million	11.8%	¥18,607 million	11.4%	(1.7%)
Ordinary income	¥16,791 million	10.8%	¥17,174 million	10.5%	(2.2%)
Net income	¥10,988 million	7.1%	¥12,011 million	7.3%	(8.5)
Net income per share	¥311.69		¥334.91		

(Note) The Company has 12 consolidated subsidiaries and two equity method companies.

2. Non-consolidated operating results:

	Current interim period (From April 1, 2003 to September 30, 2003)		Previous interim period (From April 1, 2002 to September 20, 2002)		Rate of increase or decrease
Net sales	¥170,623 million	100.0%	¥162,352 million	100.0%	5.1%
Operating income	¥13,252 million	7.8%	¥9,836 million	6.1%	34.7%
Ordinary income	¥11,228 million	6.6%	¥8,202 million	5.1%	36.9%
Net income	¥5,929 million	3.5%	¥3,350 million	2.1%	77.0%
Net income per share	¥168.18		¥93.43		

November 12, 2003

BRIEF ANNOUNCEMENT OF SETTLEMENT OF INTERIM ACCOUNTS FOR THE BUSINESS YEAR ENDING MARCH 31, 2003 (CONSOLIDATED)

Name of listed company:	FUNAI ELECTRIC CO., LTD.
Listing exchange:	Tokyo Stock Exchange Osaka Securities Exchange
Code number:	6839 (URL http://www.funai.co.jp)
Location of head office:	Osaka
Representative:	Tetsuo Funai President and Representative Director
Inquiries to be directed to:	Toshihiko Morita General Manager of Administration Tel. (072) 870-4304
Date of meeting of the Board of Directors concerning settlement of interim accounts:	November 12, 2003
Adoption of U.S. Generally Accepted Accounting Principles:	No

1. Operating results for the interim financial period ended September 30, 2003 (April 1, 2003 to September 30, 2003):

(1) Consolidated operating results:

(Note) Figures are stated by discarding fractions of one million yen.

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Business year ended March 31, 2003
Net sales	¥155,038 million ((-) 5.3%)	¥163,711 million (41.9%)	¥331,463 million
Operating income	¥18,292 million ((-) 1.7%)	¥18,607 million (127.6%)	¥35,121 million
Ordinary income	¥16,791 million ((-) 2.2%)	¥17,174 million (96.4%)	¥33,861 million
Net income	¥10,988 million ((-) 8.5%)	¥12,011 million (89.4%)	¥19,296 million
Net income per share	¥311.69	¥334.91	¥540.59
Fully diluted earnings per share	¥310.69	¥333.59	¥538.65

(Notes)

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Business year ended March 31, 2003
1) Gain on equity method investments:	¥138 million	(-) ¥72 million	(-) ¥178 million
2) Average number of shares during each period (year) (consolidated):	35,254,981 shares	35,864,678 shares	35,576,838 shares

3) Changes in accounting methods: None

4) The percentages in the items of net sales, operating income, ordinary income and net income for the interim period (year) indicate the rates of increase or decrease from the previous interim period (year).

(2) Consolidated financial condition:

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Business year ended March 31, 2003
Total assets	¥235,373 million	¥209,111 million	¥196,865 million
Stockholders' equity	¥140,900 million	¥120,420 million	¥128,648 million
Ratio of stockholders' equity	59.9%	57.6%	65.3%
Stockholders' equity per share	¥3,998.39	¥3,412.84	¥3,644.70

(Note) Number of shares outstanding at the end of the year (consolidated):

	35,239,314 shares	35,284,441 shares	35,297,410 shares

(3) State of consolidated cash flows:

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Business year ended March 31, 2003
Cash flows from operating activities	¥13,846 million	¥17,219 million	¥37,945 million
Cash flows from investing activities	(¥7,478 million)	(¥7,733 million)	(¥10,530 million)
Cash flows from financing activities	(¥1,684 million)	(¥14,470 million)	(¥14,233 million)
Cash and cash equivalents at the end of year	¥96,487 million	¥73,442 million	¥91,998 million

(4) Matters relating to the consolidation scope and application of the equity method:

Number of consolidated subsidiaries:	12
Number of non-consolidated subsidiaries subject to the equity method:	0
Number of affiliated companies subject to the equity method:	2

(5) Situation of changes in the consolidation scope and application of the equity method:

Consolidated subsidiaries (inclusion):	0
Consolidated subsidiaries (exclusion):	0
Companies subject to equity method (inclusion):	0
Companies subject to equity method (exclusion):	0

2. Forecast of consolidated operating results for the business year ending March 31, 2004 (from April 1, 2003 to March 31, 2004):

	Full-year period
Net sales	¥331,800 million
Ordinary income	¥31,600 million
Net income	¥22,100 million

(Reference) Forecast of net income per share (full-year period): ¥625.23

(Translation omitted)

(4) CONSOLIDATED BALANCE SHEETS

(million yen)

	Interim financial period ended September 30, 2003	Interim financial period ended September 30, 2002	Business year ended March 31, 2003
ASSETS:			
Current assets:	185,712	160,944	154,653
Cash and deposits	97,250	73,569	92,527
Trade notes and trade accounts receivable	50,618	48,661	34,226
Inventories	30,973	29,159	20,295
Deferred tax assets	2,970	2,921	3,617
Others	5,049	8,108	5,315
Allowance for doubtful receivables	(1,151)	(1,475)	(1,329)
Fixed assets:	49,661	48,167	42,212
Tangible fixed assets:	15,797	15,554	13,966
Buildings and structures	5,157	4,234	3,994
Machinery, equipment and motor vehicles	2,931	3,847	2,392
Tools, furniture and fixtures	4,352	4,065	3,400
Lands	3,345	3,363	3,361
Others	10	42	818
Intangible fixed assets	1,250	1,605	1,193
Investments and other assets:	32,613	31,007	27,052
Investment securities	23,024	20,189	16,050
Long-term loans receivable	532	4,376	729
Deferred tax assets	5,454	5,960	7,159
Others	4,852	5,070	4,400
Allowance for doubtful receivables	(1,251)	4,589	(1,287)
TOTAL ASSETS	235,373	209,111	196,865

(million yen)

	Business year ended March 31, 2003 (as of March 31, 2003)	Business year ended March 31, 2002 (as of March 31, 2002)	Increase or decrease
LIABILITIES:			
Current liabilities:	80,817	75,530	54,471
Trade notes and trade accounts payable	54,553	51,603	31,334
Short-term loans payable	1,639	1,593	1,345
Accounts payable	16,680	13,264	12,407
Accrued corporate taxes, etc.	4,929	5,679	6,147
Deferred tax liabilities	7	6	4
Reserve for products guarantee	149	113	252
Other current liabilities	2,857	3,269	2,978
Long-term liabilities:	13,459	12,947	13,604
Long-term loans payable	7,063	7,013	7,566
Deferred tax liabilities	373	389	197
Reserve for retirement benefits	4,473	4,201	4,269
Allowance for officers' retirement gratuities	903	924	942
Other long-term liabilities	646	418	628
TOTAL LIABILITIES	94,277	88,478	68,075
Minority interests:			
Minority interests	196	212	141
STOCKHOLDERS' EQUITY:			
Common stock	30,810	30,797	30,806
Additional paid-in capital	32,336	32,324	32,332
Retained earnings	84,987	67,486	74,771
Revaluation difference of other securities	3,343	(427)	318
Foreign exchange translation adjustment	(568)	(509)	(325)
Treasury stock	(10,008)	(9,250)	(9,253)
TOTAL STOCKHOLDERS' EQUITY	140,900	120,420	128,648
TOTAL LIABILITIES, MINORITY INTERESTS AND STOCKHOLDERS' EQUITY	235,373	209,111	196,865

CONSOLIDATED STATEMENTS OF INCOME

(million yen)

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Business year ended March 31, 2003
Net sales	155,08	163,711	331,463
Cost of sales	118,031	124,753	257,616
Selling, general and administrative expenses	18,714	20,350	38,725
Operating income	18,292	18,607	35,121
Non-operating income:			
Interest income	592	590	1,256
Gain from equity method investments	138	-	-
Other income	305	223	294
Non-operating income	1,036	814	1,550
Non-operating expenses:			
Interest expenses	133	259	458
Loss from equity method investments	-	72	178
Exchange loss	2,140	1,433	1,342
Other expenses	263	481	831
Non-operating expenses	2,537	2,246	2,810
Ordinary income	16,791	17,174	33,861
Special income:			
Income from sales of fixed assets	19	23	99
Income from transfer back from allowance for doubtful receivables	218	59	157
Other special income	123	31	364
Special income	360	113	621
Special loss:			
Loss from disposition of fixed assets	37	172	514
Transfer to allowance for doubtful receivables	0	131	62
Valuation loss of investment securities	40	785	7,544
Loss from disposition of associated companies	572	-	776
Other special loss	403	178	381
Special loss	1,054	1,267	9,280
Income before income taxes, etc. for the interim period (year)	16,097	16,020	25,202
Corporate, inhabitant and enterprise taxes	4,607	5,561	10,133
Adjustment to corporate taxes, etc.	447	(1,610)	(4,209)
Minority interests	54	57	(18)
Net income for the interim period (year)	10,988	12,011	19,296

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

(million yen)

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
(Additional paid-in Capital)			
Balance of additional paid-in capital at beginning of the period	32,332	32,314	32,314
Increase in additional paid-in capital			
Issue of new shares upon exercise of new share subscription rights	4	9	17
Balance of additional paid-in capital at end of the interim period (year)	32,336	32,324	32,332
(Retained earnings)			
Balance of retained earnings at beginning of the period	74,771	55,460	55,460
Increase in retained earnings	10,988	12,435	19,720
Increase in retained earnings due to decrease in consolidated subsidiaries	-	97	97
Increase in retained earnings due to merger	-	325	325
Net income for the interim period (year)	10,988	12,011	19,296
Decrease in retained earnings	773	409	409
Cash dividends	705	359	359
Officers' bonuses	67	49	49
Balance of retained earnings at end of the interim period (year)	84,987	67,486	74,771

CONSOLIDATED STATEMENTS OF CASH FLOWS

(million yen)

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
I. Cash flows from operating activities			
Net income before income taxes, etc.	16,097	16,020	25,202
Depreciation	3,025	4,009	8,050
Increase (decrease) in allowance for doubtful receivables	(211)	(235)	(800)
Increase (decrease) in reserve for retirement benefits	203	76	152
Interest and dividend income	(617)	(599)	(1,269)
Interest expense	133	259	458
(Gain) loss from equity method investments	(138)	72	178
(Gain) loss from sale of tangible fixed assets	(12)	-	20
Valuation loss of investment securities	40	785	7,544
(Increase) decrease in trade accounts receivable	(16,024)	(20,928)	(4,638)
Decrease (increase) in inventories	(10,657)	(10,320)	(588)
Increase (decrease) in trade accounts payable	23,117	26,729	4,016
Others	4,195	3,207	5,224
Subtotal	19,151	19,077	43,551
Interest and dividends received	654	1,010	1,662
Interest paid	(135)	(253)	(447)
Income taxes paid	(5,823)	(2,615)	(6,820)
Cash flows from operating activities	13,846	17,219	37,945
II. Cash flows from investing activities			
Placing of time deposits	-	-	(524)
Withdrawal of time deposits	524	567	688
Sale of securities	100	1,000	1,080
Acquisition of tangible fixed assets	(4,571)	(3,681)	(6,014)
Sale of tangible fixed assets	70	62	210
Acquisition of investment securities	(2,053)	(2,795)	(5,075)
Sale of investment securities	49	60	408
Sale of part of shares of consolidated subsidiaries	-	-	510
Making of loans	(4)	(3,232)	(5,238)
Collection of loans	67	84	3,172
Others	(1,660)	201	252
Cash flows from investing activities	(7,478)	(7,733)	(10,530)
III. Cash flows from financing activities			
Net increase (decrease) in short-term loans payable	149	(9,617)	(9,217)
Increase in long-term loans payable	-	8,000	9,000
Repayment of long-term loans payable	(363)	(3,075)	(4,070)
Proceeds from issuance of shares	8	19	35
Acquisition of its own shares	(754)	(9,248)	(9,251)
Cash dividends paid	(705)	(359)	(359)
Others	(18)	(189)	(369)
Cash flows from financing activities	(1,684)	(14,470)	(14,233)

	Interim financial period ended September 30, 2003 (from April 1, 2003 to September 30, 2003)	Interim financial period ended September 30, 2002 (from April 1, 2002 to September 30, 2002)	Business year ended March 31, 2003 (from April 1, 2002 to March 31, 2003)
IV. Translation gain/loss related to cash and cash equivalents	(194)	(4,927)	(4,537)
V. Net increase (decrease) in cash and cash equivalents	4,488	(9,912)	8,643
VI. Cash and cash equivalents at beginning of the year	91,998	83,468	83,468
VII. Increase (decrease) in cash and cash equivalents due to merger	-	30	30
VIII. Increase (decrease) in cash and cash equivalents due to exclusion of consolidated subsidiaries	-	(144)	(144)
IX. Cash and cash equivalents at end of the year	96,487	73,442	91,998

(Translation omitted hereinafter)

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